GOA SWEET TOURS LTD.

H. No. 889, Ascona, Patem

Benaulim, Goa, India 403176

                                                                                                            December 9, 2009

By EDGAR and Facsimile: (703) 813-6967

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:

Tarik Gause

Division of Corporation Finance

Re:

Goa Sweet Tours Ltd.

Registration Statement on Form S-1, Amendment No. 2

Filed December 7, 2009

File No. 333-161997

Dear Mr.Gause:

Goa Sweet Tours Ltd. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of its registration statement filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2009 (the “Registration Statement”) so that such Registration Statement shall become effective as of 5:00 p.m., Friday, December 11, 2009, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•

Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, the Commission shall not be foreclosed from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

GOA SWEET TOURS LTD.

/s/ Chuntan Vernekar

Chuntan Vernekar

President/Treasurer/Secretary